UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at September 3, 2008

GREAT BASIN GOLD LTD.
Ste. 1500, Royal Centre
1055 West Georgia Street
 Vancouver , British Columbia
Canada V6E 4N7
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: September 10, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667∙2114 South Africa 27 (0) 11 301 1800 www.grtbasin.com

  GREAT BASIN GOLD ANNOUNCES ADDITIONAL HIGH GRADE INTERCEPTS IN THE NEWLY
DISCOVERED HATTER GRABEN VEIN SYSTEM AT HOLLISTER PROJECT
FIRST RESULTS FROM SOUTH VELVET AREA SHOW PROMISE

September 3, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBG) ("Great Basin" or the "Company"), announces additional results from their surface exploration drill program at the Hollister Project in Nevada. Additional high-grade intercepts are reported from their recently discovered Hatter Graben Vein System as well as the first two results from exploration undertaken in the South Velvet area.

Drill results show the Hatter Graben veins occur in a robust and wide east-west trending structural zone containing several sub-parallel bonanza-grade veins similar to the Gwenivere and Clementine vein systems that the Company is currently developing underground. Drilling to date targeted the vein system down-dip and along a strike length of 400 ft (122 m) to the west and 1500 ft (457 m) to the east from the initial drill holes (see news release dated June 23 2008).

With assays in from 7 of the 10 holes drilled on the Hatter Graben vein system, early results indicate that the system is approximately 1000 ft (300 m) deeper than the Gwenivere and Clementine vein systems located 5000 ft (1,524 m) west of the new discovery. It appears that these veins were intersected at the top of the mineralized horizon and generally improve in grade and width at depth and break up into breccias and stringers at higher elevations. Drilling will continue to focus on better definition of the mineralization down-dip and along strike.

Hatter Graben Vein System Highlights:

Hole H8-269 tested the vein system about 400 ft west of the original discovery holes H8-264 and H8-265. The hole was lost at 2155 ft (656.8 m); therefore, only tested the upper brecciated and sheet vein zone of the system. From 2123.5 - 2125.6 ft (647.2 - 647.9 m), a quartz vein was encountered with a true thickness of 1.4 ft (0.4 m) grading 1.77 oz/t (60.7 g/t) Au and Ag >5.8 oz/t (>200 oz/t) Ag (over-limit assays are still pending). An intercept of interest was encountered higher in the hole from 1413.5 -1418.2 (430.8 - 432.3 m) grading 3.3 ft (1.0 m) of 0.441 oz/t (15.11 g/t) Au and 1.35 oz/t (46.3 g/t) Ag. This intercept is hosted by the overlying Tertiary volcanic rocks, suggesting the presence of additional veins deeper in Hollister's Ordovician host rocks.

Hole H8-274 tested the vein system about 300 ft (100 m) west of the original discovery holes H8-264 and H8-265. This hole intersected four high-grade naumannite banded veins which include: from 1739.0 -1743.0 ft (530.0 - 531.3 m) 2.6 ft (0.8 m) grading 1.12 oz/t (38.5 g/t) Au and 16.80 oz/t (576.0 g/t) Ag, from 2228.0 - 2228.9 ft (679.1 - 679.4 m) 0.6 ft (0.2 m) grading 0.23 oz/t Au (7.9 g/t) Au and 2.36 oz/t (81.0 g/t) Ag, and from 2289.8 - 2291.2 ft (697.9 - 698.4 m) 1.0 ft (0.3 m) grading 7.82 oz/t (268.0 g/t) Au and 18.11 oz/t (621.0 g/t) Ag, and from 2653.8 - 2655.8 ft (808.9 - 809.5 m) 1.41 ft (0.4 m) grading 0.52 oz/t (17.9 g/t) Au and 10.4 oz/t (357.0 g/t) Ag.

South Velvet Highlights:

This area, which is in close proximity to the Clementine Vein System and within the Hollister Development Block, was targeted for exploration earlier in the year. Results from the first two drill holes confirm the prospectivity of this area.

Hole H8-270 targeted historic drill hole intercepts with anomalous gold in the overlying Tertiary volcanic rocks approximately 1200 ft (366 m) north of Hollister's underground development. Disseminated mineralization in the Tertiary volcanic rocks was encountered from 401.0 - 426.0 ft (122.2 - 129.8 m) with a 25.0 ft (7.62 m) composited grade of 0.29 oz/t (9.9 g/t) Au and 0.50 oz/t (17.032 g/t) Ag including 4.0 ft (1.2 m) of 0.777 oz/t (26.4 g/t) Au and 1.05 oz/t (36.0 g/t) Ag. This intercept indicates the presence of proximal high-grade epithermal veins in the underlying
Ordovician host rocks. The current exploration program is being updated to target the underlying vein system.

    Hollister Surface Drill Results - September 2008

Vein System	Drill Hole ID	Vein Intersection (ft)		Significant Intercepts
				Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Hatter Graben	H8-264	1570	1571			1	0.7	0.179	6.1	1.00	34.0
		1580.2	1586.3			6.1	4.3	0.247	8.4	0.84	28.7
				1580.2	1581.0		0.6	0.088	3.0	1.90	66.0
				1581.0	1585.6		3.3	0.013	0.4	<0.1	<5
				1585.6	1586.3		0.5	1.980	67.8	8.20	282.0
		1595.6	1596.4			0.8	0.6	2.220	76.0	6.50	223.0
		1610.0	1613.0			3	2.1	0.236	8.1	1.30	45.7
				1610	1610.9	0.9	0.6	0.391	13.4	2.30	78.0
				1610.9	1612	1.1	0.8	0.012	0.4	<0.1	<5
				1612	1613	1	0.7	0.343	11.8	1.70	59.0
		1645.7	1647.8			2.1	1.5	0.594	20.4	4.20	145.0
		1686	1686.6			0.6	0.4	0.017	0.6	<0.1	<5
		1709.5	1710.5			1	0.7	0.333	11.4	3.00	102.0
		1741.9	1742.4			0.5	0.4	0.006	0.2	<0.1	<5
		1748.6	1749.3			0.7	0.5	0.128	4.4	0.70	23.0
		1780.5	1784.2			3.7	2.6	0.214	7.3	1.70	78.1
				1780.5	1781.3	0.8	0.6	0.120	4.1	0.60	21.0
				1781.3	1783.5	2.2	1.6	0.032	1.1	0.20	7.0
				1783.5	1784.2	0.7	0.5	0.895	30.7	7.60	261.0
		2059.7	2067.5			7.8	5.5	0.540	18.6	3.90	115.8
				2059.7	2061	1.3	0.9	0.073	2.5	10.70	366.0
				2061	2062.4	1.4	1.0	0.095	3.3	2.10	71.0
				2062.4	2063.8	1.4	1.0	1.470	50.5	5.40	184.0
				2063.8	2066.8	3	2.1	0.008	0.3	<0.1	<5
				2066.8	2067.5	0.7	0.5	2.720	93.3	8.20	282.0
Hatter Graben	H8-265	1019.0	1020.0			1.0	0.6	0.313	10.7	0.01	0.2
		1021.7	1028.5			6.8	4.4	0.116	4.0	0.00	0.1
		1077.7	1082.0			4.3	2.8	0.104	3.6	0.00	<0.1
		1102.1	1109.0			6.9	4.4	0.116	4.0	0.00	0.1
		1110.7	1121.7			11.0	7.1	0.155	5.3	0.00	0.1
		1139.0	1144.3			5.3	3.4	0.128	4.4	0.01	0.4
		1459.0	1464.0			5.0	3.2	0.112	3.9	0.15	5.0
		1472.6	1475.5			2.9	1.9	0.540	18.5	3.59	123.0
		1484.2	1486.4			2.2	1.4	0.657	22.5	3.68	126.0
		1537.8	1539.0			1.2	0.8	0.111	3.8	0.30	10.2
		1563.9	1565.0			1.1	0.7	0.101	3.5	0.12	4.0
		1663.5	1666.8			3.3	2.1	1.280	44.0	6.20	211.0
		1687.0	1689.0			2.0	1.3	1.125	38.5	7.00	241.0
		1769.4	1770.4			1.0	0.6	0.352	12.1	3.30	113.0
		1771.5	1772.6			1.1	0.7	0.105	3.6	1.50	50.0
		1907.1	1907.9			0.8	0.5	0.155	5.3	<0.1	<5
		1948.2	1954.0			5.8	3.7	0.118	4.0	<0.1	<5
		2094.0	2095.0			1.0	0.6	0.155	5.3	1.30	46.0
		2160.2	2162.5			2.3	1.5	1.110	38.0	7.50	259.0
		2224.5	2225.4			0.9	0.6	0.291	10.0	1.70	57.0
		2334.5	2336.4			1.9	1.2	0.333	11.4	0.20	8.0
		2583.0	2585.5			2.5	1.6	1.355	46.4	5.50	188.0
Hatter Graben South	H7-233	1400.5	1402.5			2.0	1.4	0.111	3.8	0.34	11.5
		1755.8	1757.4			1.6	1.1	0.136	4.7	0.09	3.1
		1815.0	1826.0			11.0	7.8	0.154	5.3	0.70	24.1
				1815.0	1816.0	1.0	0.7	0.216	7.4	5.48	188.0
				1816.0	1826.0	10.0	7.1	0.148	5.1	0.22	7.7
		1888.3	1889.2			0.9	0.6	0.113	3.9	1.18	40.6
		2041.3	2042.6			1.3	0.9	0.132	4.5	0.60	20.6
Hatter Graben	H8-267	1803.5	1804.5			1.0	0.7	0.208	7.1	>5.8	>200
		2083.2	2084.0			0.8	0.6	0.165	5.7	2.80	96.0
		2154.7	2155.4			0.7	0.5	0.418	14.3	1.58	54.0
Hatter Graben	H8-269	1413.5	1418.2			4.7	3.3	0.441	15.1	1.35	46.3
		2123.5	2125.6			2.1	1.5	1.770	60.7	>5.8	>200
Hatter Graben	H8-271B	1199.0	1204.0			5.0	3.5	0.234	8.0	0.30	10.4
Hatter Graben	H8-274	1739.0	1743			4.0	2.6	1.120	38.5	16.80	576.0
		2228.0	2228.9			0.9	0.6	0.232	7.9	2.36	81.0
		2289.8	2291.2			1.4	1.0	7.820	268.0	18.11	621.0
		2653.8	2655.8			2.0	1.4	0.520	17.9	10.40	357.0
Hatter Graben	H8-275	Being Processed
Hatter Graben	H8-276	Being Processed
Hatter Graben	H8-277	Being Processed
Hatter Stock	H8-268	No Significant Intercepts
Hatter Stock	H8-272	No Significant Intercepts
South Velvet	H8-266	559.7	563.6			3.9	1.95	0.103	3.54	0.018	0.6
		588.0	589.0			1.0	0.5	0.106	3.63	0.09	3.1
South Velvet	H8-270	401.0	426.0			25.0	17.68	0.291	9.919	0.497	17.032
				401.0	405.0	4.0	2.83	0.508	17.4	1.079	37
				405.0	409.0	4.0	2.83	0.777	26.4	1.05	36
				409.0	411.9	2.9	2.05	0.069	2.35	0.496	17
				411.9	417.0	5.1	3.61	0.121	4.14	<.146	<5
				417.0	421.0	4.0	2.83	0.113	3.86	0.175	6
				421.0	426.0	5.0	3.54	0.172	5.88	0.204	7
South Velvet	H8-273	No Significant Intercepts

*Previously Reported Results

President and CEO, Ferdi Dippenaar commented, "We have made good progress with the exploration program at the Hatter Graben Vein System and now extended to include the South Velvet area. The results from the South Velvet area are significant in that this area is in close proximity to the currently developed underground infrastructure within the Hollister Development Block. This area has historically had many high-grade intercepts in the overlying Tertiary volcanic rocks, so the two current holes are encouraging. The plan is to target the source of the fluids that generated these veins, which typically originate from vein structures in the deeper host rocks. Further exploration will be undertaken in both areas to determine the size and extent of the mineralization following a review of the program and once all the results have been received."

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for the Company and a qualified person, has reviewed this news release on behalf of Great Basin Gold.

The Company will be presenting its progress with exploration at the Hollister Property in more detail at the Denver Gold Conference on the September 8, 2008. The presentation will be available on the website.

Samples collected from the Hollister Development Block Project are stored in a secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America +1 (604) 633 9113
Barbara Cano at Breakstone Group in the USA +1 (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.